13010536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-828475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AIG Plaza, 9th floor, 250 Muñoz Rivera Avenue
(No. and Street)

San Juan	PR	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose H. Grau **787-501-2819**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1000 Scotiabank Plaza, 273 Ponce De Leon Ave		San Juan PR	00917-1951
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CD 3/13

OATH OR AFFIRMATION

I, **Jose H. Grau, of legal age, married and resident of San Juan Puerto Rico**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

Affidavit 158

Signed before me by Jose H. Grau who is personally known to me in San Juan, Puerto Rico on February 27th, 2013.

Notary Public

Signature

Principal Financial Officer

Title

9397
02/22/2013
$5.00
$5 Sello Asistencia Legal
50259-2013-0222-53641750

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2012 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Carlos V. Ubiñas
CEO
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 188

Sworn and subscribed before me by Carlos V. Ubiñas, in his capacity as CEO of UBS Financial Services Incorporated of Puerto Rico, of legal age, married and resident of San Juan, Puerto Rico, of whom I personally know, this 27th day of February, 2013.

Notary Public

RECIBO
8989549
9397
02/27/2013
$5.00
$5 Sello Asistencia Legal
50259-2013-0227-50112428
Puerto Rico

JOSÉ [illegible] NOTARIO TOLL • ABOGADO-NOTARIO •

STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Incorporated of Puerto Rico
(a Subsidiary of UBS Financial Services Inc.)
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

1302-1023787

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

Year Ended December 31, 2012

Contents

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
San Juan, PR 00917-1951

Tel: +1 787 759 8212
Fax: +1 787 753 0808
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Financial Services Incorporated of Puerto Rico at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2013

1302-1023787

Statement of Financial Condition

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2012
(In thousands of dollars)

Assets	
Cash	$ 127
Securities and cash segregated and on deposit for federal and other regulations	3,062
Financial instruments owned	26,330
Securities purchased under agreements to resell	1,055,853
Receivables:	
Interest	766
Brokers and dealers	841
Fees and other	1,895
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $20,885	2,592
Other assets	12,143
Total assets	$ 1,103,609

Liabilities and stockholder's equity	
Securities sold under agreements to repurchase	$ 2,301
Financial instruments sold, not yet purchased	13
Payables:	
Other liabilities and accrued expenses	9,290
Accrued compensation and benefits	12,359
Payable to affiliated companies	924,351
	948,314
Subordinated liabilities	62,000
Stockholder's equity:	
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)	1
Additional paid-in capital	73,800
Retained earnings	19,494
Total stockholder's equity	93,295
Total liabilities and stockholder's equity	$ 1,103,609

See accompanying notes.

1. Organization and Basis of Presentation

UBS Financial Services Incorporated of Puerto Rico (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBSFSI). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which in turn is a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with its affiliates.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of assets and liabilities requiring fair value estimates, the outcome of litigation, the carrying amount of goodwill and other intangible assets, the amortization of intangible assets with definite lives, certain accruals, and other matters that affect the reported amounts and disclosure of contingencies in the statement of financial condition.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2012.

2. Summary of Significant Accounting Policies (continued)

Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the *Customer Protection Rule*). At December 31, 2012, the Company included $3,031 of qualified securities on deposit for federal and other regulations.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the statement of financial condition. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function, which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against available market information. By benchmarking the business's fair value estimates with observable market prices or other independent

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the financial instrument, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government and agencies

U.S. Government securities are generally actively traded and are valued using quoted market prices. If market prices happen to not be available, these securities are valued against yield curves implied from similar issuances. These securities are generally categorized as Level 1 of the fair value hierarchy.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

U.S. Government and agencies (continued)

Agency obligations are composed of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Actively traded non-callable agency-issued debt securities are generally categorized as Level 1 of the fair value hierarchy.

Corporate debt obligations

Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. These are generally categorized as Level 2 of the fair value hierarchy; however in instances where prices, spreads or any of the key inputs are unobservable.

State and municipal obligations

These securities are comprised of bonds issued by states and municipalities often wrapped by a municipal bond insurance. The floating rate is set periodically through auction mechanisms.

Mortgage-backed obligations

Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations. These securities are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities and are generally categorized as Level 2 of the fair value hierarchy.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, repurchase agreements, certain payables, and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

Mutual Funds

Mutual funds are valued based on recent trades or broker and dealer quotes. They are not actively traded and are categorized as Level 2 of the fair value hierarchy.

Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal, and U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 210-20-45-11 *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions (continued)

In the normal course of business, the Company has margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2012, the Company obtained and had securities with a fair value of approximately $1,122,701 on such terms, of which approximately $2,407 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Income Taxes

In accordance with the provisions of FASB ASC 740, *Income Taxes*, deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, (now incorporated into ASC 740, *Income Taxes*), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company files income tax returns with the Commonwealth of Puerto Rico.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Tax Benefit Associated with Share-Based Compensation

FASB ASC 718, *Share-Based Payment*, states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the statement of financial condition, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital (APIC). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. In the current year, the tax deduction related to share-based compensation is less than the cumulative compensation costs that the Company had recognized in the statement of financial condition and accordingly, the deduction recorded was not limited. All of the previously disallowed benefits were recognized prior to the year ended December 31, 2012.

Goodwill and Intangible Assets Acquired

Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. In September 2011, the FASB issued ASU No. 2011-08: *Intangibles – Goodwill and Other* (ASC Topic 350) *Testing Goodwill for Impairment*, which simplifies the testing of goodwill for impairment. The first step involves assessing qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this option, there is not a requirement to calculate the fair value of a reporting unit unless it is determined, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The Company performed a qualitative analysis and determined that events and circumstances would not have a negative impact on the fair value of the reporting unit.

The Company tested intangible assets for impairment in accordance with the *Impairment or Disposal of Long-Lived Assets*, FASB ASC 360: *Property, Plant & Equipment*, and determined no indicators of impairment were present. There was no impairment indicated as a result of tests performed on both goodwill and intangible assets as of December 31, 2012. Identifiable intangible assets with finite lives are amortized over 10 years. Intangible assets were tested for impairment in accordance with FASB ASC 360.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets Acquired (continued)

At December 31, 2012, the Company held $3,019 of goodwill and $343 of intangible assets, net of accumulated amortization.

Accounting Pronouncements Recently Adopted

Transfers and Servicing – Repurchase Agreements

In April 2011, the FASB issued ASU No. 2011-03, *Transfers and Servicing* (ASC Topic 860), *Reconsideration of Effective Control for Repurchase Agreements* (ASU No. 2011-03). ASU No. 2011-03 removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. This requirement is effective for periods beginning after December 15, 2011. The Company adopted ASU 2011-03 on January 1, 2012, and it did not have an impact on the Company's statement of financial condition.

Accounting Pronouncements Not Yet Adopted

Goodwill and Intangible Assets

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles – Goodwill and Other* (ASC Topic 350), *Testing Indefinite-Lived Intangible Assets for Impairment.* This accounting guidance gives a company the option to make a qualitative assessment about the likelihood that an indefinite-lived asset is impaired to determine whether it should perform a quantitative impairment test. It also enhances the consistency of impairment testing guidance among long-lived asset categories by permitting a company to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived asset for impairment, which is equivalent to the impairment testing requirement for other long-lived assets. These amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect the adoption to have any material impact on its statement of financial condition.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements Not Yet Adopted (continued)

Balance Sheet – Offsetting Assets & Liabilities

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet* (ASC Topic 210), *Disclosures about Offsetting Assets and Liabilities* (ASU No. 2011-11). In January 2013, the FASB issued ASU No. 2013-01 (ASC Topic 210) *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which clarifies the requirements of ASU 2011-11. This accounting guidance changes the disclosure requirements regarding the offsetting of assets and liabilities. It allows the users of the statement of financial condition to evaluate the effect or potential effect of netting arrangements on its financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. Required disclosures include the gross and net amounts of the assets and liabilities, as well as the amounts of offset, and those amounts subject to a master netting agreement that management chooses not to offset. This is effective for periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this will have on its statement of financial condition.

3. Fair Value Measurements

At December 31, 2012, the financial instruments owned (including those pledged to creditors) and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial Instruments Owned				
U.S. government and agencies	$ –	$ –	$ –	$ –
Mutual funds	–	15,567	–	15,567
Corporate debt obligations	–	407	–	407
Mortgage-backed securities	–	104	–	104
State and municipal obligations	–	10,252	–	10,252
Total	$ –	$ 26,330	$ –	$ 26,330
Financial Instruments Sold, Not Yet Purchased				
State and municipals obligations	$ –	$ 13	$ –	$ 13
Corporate debt obligations	–	–	–	–
Total	$ –	$ 13	$ –	$ 13

(In thousands of dollars, except share data)

3. Fair Value Measurements (continued)

Financial instruments sold, not yet purchased, at fair value represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

4. Receivables from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions. Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2012, consist of the following:

Receivables from brokers, dealers and clearing organizations:

Receivables from broker dealers	$1,090
Other	6
Total	1,096
Payables to broker dealers	255
Net total	$ 841

5. Related Party Transactions

Finance Arrangements

The Company meets its short-term financing needs by borrowing from UBSFSI. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2012, the Company had resale agreements of $673,667 with mutual funds co-managed by an affiliate.

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 10).

5. Related Party Transactions (continued)

Clearing Agreements among Retail Clients

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

Subordinated Liabilities

At December 31, 2012, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/15/2015	$ 62,000	$ 75,000
		$ 62,000	$ 75,000

This loan is subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA and the National Futures Association.

6. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

6. Risk Management (continued)

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: General market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates etc. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk (VaR) and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading- and non-positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors developments in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate due to market conditions.

6. Risk Management (continued)

Credit Risk (continued)

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2012 were settled without material adverse effect on the statement of financial condition, taken as a whole.

Agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes (deliberate, accidental or natural). Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to our reputation and to our franchise, which have longer term financial consequences.

Managing risk is a core element of the Company's business activities and operational risk is an inevitable consequence of being in business. The Company's aim is to provide a framework that supports the identification and assessment of all material operational risk and potential concentrations in order to achieve an appropriate balance between risk and return, not to eliminate every source of operational risk.

(In thousands of dollars, except share data)

7. Commitments and Contingencies

Legal Proceedings

In the normal course of business, the Company enters into when issued transactions and underwriting commitments.

In April 2012, UBSFSIPR settled an administrative proceeding with the SEC for approximately $26,600 related to disclosures and secondary market trading involving shares of closed end funds sold during 2008 and 2009. Under the terms of the settlement, and without admitting or denying the findings, UBSFSIPR paid a penalty, disgorgement and pre-judgment interest and also consented to a censure and a cease and desist order from future violations of various provisions of the federal securities laws. In August 2012, UBSFSIPR was named in a putative class action based on the same allegations as in the SEC settlement and alleging damages in excess of $10,000. Also related to the SEC settlement, an SEC administrative hearing concluded in late 2012 involving two UBSFSIPR executives, with a decision expected in the second quarter of 2013.

Separately, in 2011, a purported shareholder derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over forty defendants, including UBSFSIPR, UBS Consulting Services of Puerto Rico, the President of the Government Development Bank of Puerto Rico (GDB), trustees of the System, the Board of Directors of the GDB, Santander Securities, Samuel Ramírez & Co., Inc., and Global Insight (USA), Inc. The plaintiff alleges that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately three billion dollars of bonds by the System in 2008. The UBS entities are named in connection with their underwriting and consulting services. Plaintiffs seek damages of over $800 million, which represents plaintiffs' estimate of the difference between the interest rate the System will pay on the bonds prior to their maturity between 2023 and 2058 and the return on the investments the System will make with the proceeds of the bond offerings before the proceeds are used to help the System meet a portion of its obligations to pensioners. Defendants, including the UBS entities, have moved to dismiss and are awaiting a decision on that motion. The case is pending in the Commonwealth of Puerto Rico Court of First Instance. UBS is also cooperating with an SEC investigation into the bond offerings. And, in January 2013, the U.S. Court of Appeals for the First Circuit reversed a Puerto Rico District Court's decision dismissing a 2010 shareholder derivative and class action claim alleging conflicts of interest by UBSFSIPR in the management of the UBSFSIPR closed end funds.

(In thousands of dollars, except share data)

7. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

8. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2012, the Company's net capital, as defined, was $120,829, which exceeded minimum net capital requirement by $119,761.

Dividend payments, equity withdrawals and advances to UBS FSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

10. Equity Participation and Other Compensation Plans

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, deferred cash awards, and other stock based awards.

Selected employees have received a portion of their annual performance-related compensation above a certain threshold on a mandatory basis in the form of deferred UBS shares, notional UBS shares or Alternative Investment Vehicles (AIVs), notional bonds or cash. The awards granted in the form of UBS shares or notional UBS shares are settled by delivering UBS shares. Awards granted in the form of AIVs are settled in cash. Generally, Equity Ownership Plan (EOP) awards granted prior to March 2013 vest in one-third increments over a three-year vesting period and those granted after March 1, 2013 vest one-half in year two and one-half in year

10. Equity Participation and Other Compensation Plans (continued)

three. Deferred Contingent Capital Plan (DCCP) awards cliff vest after five years. These awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements. Compensation expense is recognized in the performance year if the employee meets these retirement eligibility requirements at the date of grant. Also, during 2010, selected employees received grants of performance shares under the Incentive Performance Plan (IPP), which vest after five years subject to a share price condition being met. Depending on the share price performance, between one and three times of the originally awarded performance shares vest in full after 5 years.

During 2009, UBS only granted share awards to the employees for which it had a contractual commitment to issue shares. In 2009 certain employees received part of their incentive in the form of a mandatory deferred cash award that vests in increments over a three-year vesting period subject to performance conditions granted under the Conditional Variable Compensation Plan (CVCP). The award consists of a contingent right to receive cash payments at vesting. The awards are forfeitable upon voluntary termination of employment. Compensation expense is recognized over the individual performance periods and accelerated to the retirement eligibility date for those employees who are, or become retirement eligible during the service period. CVCP was a one-time plan granted in 2009. The last tranche of CVCP vested and was distributed in 2012.

Prior to 2010, certain key employees had been granted stock-settled Stock Appreciation Rights (SAR) or options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted.

10. Equity Participation and Other Compensation Plans (continued)

The Company participates in a UBS share purchase plan. This is a voluntary plan that gives eligible employees the opportunity to purchase UBS shares at fair market value and generally receive at no additional cost one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases can be made annually from bonus compensation and /or monthly, based on regular deductions from salary. Shares purchased under the Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Prior to 2010, each participant generally received at no additional cost two UBS options for each share purchased under this plan. The options had a strike price equal to the fair market value of a UBS share on the grant date, had a two-year vesting period and generally expired ten years from the grant date.

PartnerPlus is a mandatory deferred cash compensation plan for selected employees. Awards are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year, up to a percentage of their pay. Awards earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter. Voluntary contributions can earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter or alternatively be benchmarked to various mutual funds. The awards vest in 20% increments six to ten years following grant date. Awards and interest earned on both UBS and voluntary contributions are forfeitable under certain circumstances.

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan.

11. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

(In thousands of dollars, except share data)

12. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

In accordance with FASB ASC 740, if it is more-likely-than-not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more-likely-than-not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a full valuation allowance of $24,692 has been recorded. Since December 31, 2011, the valuation allowance decreased by $3,731.

As of December 31, 2012, the Company had net deferred net assets of $24,692, before any valuation allowance, of which $20,024 related to employee benefits, $2,360 related to accelerated income and deferred deductions, and $2,308 related to alternative minimum tax.

As of December 31, 2012, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional disclosures are required.

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2008 through 2011. The Company does not believe that it is reasonably possible that the amounts of unrecognized tax benefits will significantly change within the next twelve months.

13. Subsequent Event

The Company has evaluated its subsequent event disclosure through February 27, 2013, the date the Company's statement of financial condition are available to be issued, and has determined that there are no other events that would have a material impact on the statement of financial condition.

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